Exhibit 15(n)
DISTRIBUTION AND SERVICE PLAN
FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
TREASURY ONLY PORTFOLIO
CLASS II SHARES
 1. This Distribution and Service Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Securities and Exchange Commission Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") for the Class II shares of Treasury Only Portfolio ("Class II"), a class of shares of Treasury Only Portfolio (the "Portfolio"), a series of Fidelity Institutional Cash Portfolios (the "Fund").
 2. The Fund has entered into a General Distribution Agreement on behalf of the Portfolio with Fidelity Distributors Corporation (the "Distributor"), under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Portfolio's shares of beneficial interest (the "Shares"). Such efforts may include, but neither are required to include nor are limited to, the following:
(1) formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising;
(2) preparation, printing and distribution of sales literature;
(3) preparation, printing and distribution of prospectuses of the Portfolio and reports to recipients other than existing shareholders of the Portfolio;
(4) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may, from time to time, deem advisable;
(5) making payments to securities dealers and others engaged in the sales of Shares or who engage in shareholder support services; and
(6) providing training, marketing and support to such dealers and others with respect to the sale of Shares.
 3. In consideration for the services provided and the expenses incurred by the Distributor pursuant to the General Distribution Agreement and paragraph 2 hereof, all with respect to Class II shares, Class II shall pay to the Distributor a fee at the annual rate of 0.15% of the average daily net assets of Class II throughout the month, or such lesser amount as may be established from time to time by the Trustees of the Fund, as specified in paragraph 6 of this Plan; provided that, for any period during which the total of such fee and all other expenses of the Portfolio (or of Class II), would exceed the gross income of the Portfolio (or of Class II), such fee shall be reduced by such excess. Such fee shall be computed and paid monthly. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Portfolio's then current Prospectus for the determination of the net asset value of shares of Class II, but shall exclude assets attributable to any other Class of the Portfolio. The Distributor may use all or any portion of the fee received pursuant to the Plan to compensate securities dealers or other persons who have engaged in the sale of Class II Shares or in shareholder support services pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 2 thereof.
 4. The Portfolio presently pays, and will continue to pay, a management fee to Fidelity Management & Research Company (the "Adviser") pursuant to a management agreement between the Portfolio and the Adviser (the "Management Contract"). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payments to the Distributor with respect to any expenses incurred in connection with the distribution of Class II Shares, including the activities referred to in paragraphs 2 and 3 hereof. To the extent that the payment of management fees by the Portfolio to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Class II Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.
 5. This Plan shall become effective upon the first business day of the month following approval by a vote of at least a "majority of the outstanding voting securities" (as defined in the Act) of Class II, this Plan having been approved by a vote of a majority of the Trustees of the Fund, including a majority of Trustees who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.
 6. This Plan shall, unless terminated as hereinafter provided, remain in effect until May 31, 1998, and from year to year thereafter; provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Fund, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the maximum fee provided for in paragraph 3 hereof, or any amendment of the Management Contract to increase the amount to be paid by the Portfolio thereunder, shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Class II, in the case of the Plan, or upon approval by a vote of a majority of the outstanding voting securities of the Portfolio, in the case of the Management Contract, and
(b) any material amendment of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph 6.
 7. This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of Class II.
 8. During the existence of this Plan, the Fund shall require the Adviser and/or the Distributor to provide the Fund, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of shares of Class II (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.
 9. This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Class II Shares.
 10. Consistent with the limitation of shareholder liability as set forth in the Fund's Trust Instrument, any obligation assumed by Class II pursuant to this Plan or any agreement related to this Plan shall be limited in all cases to Class II and its assets and shall not constitute an obligation of any shareholder of the Fund or of any other class of the Portfolio, series of the Fund or class of such series.
 11. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.